April 8, 2011

VIA EDGAR AND EMAIL

Sonny Oh, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SEC Staff Comments on Post-Effective Amendment No. 77 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 811-07953, 333-17217)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are comments that you provided on March 21, 2011 concerning Post-Effective Amendment No. 77 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 3, 2011, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.  For your reference, enclosed with this letter are certain pages from the revised drafts of the prospectuses and statements of additional information included in the Post-Effective Amendment, which reflect changes in response to the comments set forth below.

As you requested, this letter addresses those comments for which you requested a response prior to the date the Trust files its next post-effective amendment.  The Trust will respond to the other comments that you provided in a letter that will be filed with its next post-effective amendment, which the Trust expects to file in late April.

1.	If the Trust intends to distribute a summary prospectus, please provide the staff with a draft of the Rule 498(b)(1)(v) legend that the Trust intends to use via an EDGAR correspondence filing.

The Registrant’s proposed Rule 498(b)(1)(v) legend is as follows:

Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks.  The Portfolio’s current Prospectus and Statement of Additional Information (“SAI”), dated May 1, 2011, are incorporated by reference into this Summary Prospectus.  You can find the Portfolio’s Prospectus, SAI and other information about the Portfolio online at www.axa-

Sonny Oh, Esq.
April 8, 2011

equitablefunds.com/allportfolios.aspx.  You can also get this information at no cost by calling 1-888-222-2144 or by sending an e-mail request to service@axa-equitable.com.  This Summary Prospectus is intended for use in connection with a variable contract as defined in Section 817(d) of the Internal Revenue Code (“Contracts”) and certain other eligible investors and is not intended for use by other investors.

2.	Please confirm that the Trust will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

The Trust confirms that it will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

3.
As many of the Portfolios describe investments in derivative instruments, please review each Portfolio’s principal strategies and principal risk disclosures to ensure that the information is not generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Portfolio intends to use to achieve its investment objective.  See Barry Miller Letter to the ICI dated July 30, 2010.

The Trust has reviewed the prospectus disclosure for each Portfolio that invests in derivative instruments as part of its principal investment strategy and confirms that the information is not generic or standardized and that it describes the derivative instruments that the Portfolio intends to utilize and associated principal risks.

5.	Fees and Expenses of the Portfolio

a.
For any Portfolio in any of the prospectuses that reflect a fee waiver and/or expense reimbursement, please confirm that the waiver will actually reduce the “Total Annual Portfolio Operating Expenses” shown in the applicable fee table.  If not, please delete any information regarding a fee waiver and/or expense reimbursement from the fee table or provided in the footnotes as well as the reference to an “expense limitation” in the preamble to the example.

As requested, the Trust has revised the fee table disclosure as necessary and confirms that, for each Portfolio that reflects a fee waiver and/or expense reimbursement in its fee table, the fee waiver and/or expense reimbursement will reduce the Portfolio’s total annual operating expenses shown in the fee table.

b.	For the funds that contain a fee waiver, please revise the net annual operating expenses line item to read “Total Annual Fund Operating Expenses After Fee

Sonny Oh, Esq.
April 8, 2011

Waiver [and/or Expense Reimbursement]” in accordance with Item 3, Instruction 3(e) of Form N-1A.

The Trust has made the requested revision, except that the Trust has substituted the word “Fund” with “Portfolio,” as that is the term used in the prospectuses to refer to each series of the Trust.

c.
Several Portfolios note significant investments in ETFs, but do not have an Acquired Fund Fees and Expenses line item in the fee table.  To the extent that Acquired Fund Fees and Expenses exceed one basis point, please include the required line item (e.g., EQ/Large Cap Value PLUS Portfolio on page 83).  See Item 3, Instruction 3(f) of Form N-1A.

The Trust has included the “Acquired Fund Fees and Expenses” line item in the fee table for those Portfolios that had such expenses in excess of one basis point during the last fiscal year, or are expected to have such expenses in excess of one basis point based on estimated expenses for the current fiscal year.

d.
Several Portfolios note that “Other Expenses” have been restated to reflect current fees.  Some Portfolios also note that Acquired Fund Fees and Expenses are based on current fees.  Please explain supplementally why these figures are being restated.  If the figures are being restated because of a material change in Annual Fund Operating Expenses, the entire table should be revised to reflect current fees and the use of current fees should be described in a footnote to the fee table (e.g., EQ/Quality Bond PLUS Portfolio on page 83).  See Item 3, Instruction D(ii) of Form N-1A.

The “Other Expenses” line item in the fee tables for certain Portfolios has been restated in accordance with Item 3, Instructions 3(d)(ii) and (iii) of Form N-1A based on a reduction in the contractual administration fees for each such Portfolio that took effect during the last fiscal year.  In response to the staff’s comment, the Trust has added an additional footnote reference to the “Total Annual Portfolio Operating Expenses” line item in the fee table of such Portfolios to reflect that this figure also has been restated based on the restatement of “Other Expenses.”  The other line items in the fee tables for these Portfolios (e.g., “Management Fees” and “Distribution and/or Service (12b-1) Fees”) have not been restated (unless otherwise indicated) and there is no footnote indicating that they have been restated because there were no changes to such fees that require a restatement under Instructions 3(d)(ii) and (iii).  In addition, the Trust has removed any footnotes stating that the Acquired Fund Fees and Expenses are based on current fees.

Sonny Oh, Esq.
April 8, 2011

e.	On page 3 of the All Asset Allocation Portfolio prospectus, please clarify what value is being restated to reflect current fees (i.e., the footnote has no reference).

The Trust has deleted the referenced footnote as none of the expenses in the fee table have been restated.

f.
Please confirm supplementally that any expense reimbursements or fee waiver arrangements will be reflected only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  See Item 3, Instruction 4(a) of Form N-1A.

The Trust confirms that any expense reimbursements or fee waiver arrangements for the Portfolios are reflected in the expense examples for the relevant Portfolios only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.

g.
As the Portfolios are only reflecting one table in the expense example, please modify the narrative preceding the example to reflect that the table reflects expenses if you hold or redeem your shares of a Portfolio.

The Trust believes that the current narrative preceding the expense example complies with the requirements of Item 3 of Form N-1A and that the requested change is neither required nor permitted by Form N-1A.  Accordingly, the Trust has not made any changes in response to the staff’s comment.

14.
Please confirm the accuracy of the first paragraph under “Portfolio Distribution Arrangements” on pages 188, 38, 19, 25 and 58 of each respective prospectus with respect to the maximum 12b-l fee as disclosure in same sections of last post-effective amendment indicated otherwise as follows: “The maximum distribution and/or service (l2b-l) fee for each Portfolio’s Class B shares is 0.50% of the average daily net assets attributable to Class B shares.  Under an arrangement approved by the Trust’s Board of Trustees, the distribution and/or service (12b-l) fee currently is limited to 0.25% of each Portfolio’s average daily net assets attributable to Class B shares.  This arrangement will be in effect at least until April 30, 2011.”  (Emphasis added).  Moreover, please note the absence of a “Portfolio Distribution Arrangements” section in the prospectus for the Strategic Portfolios.

The Trust confirms the accuracy of the disclosure.  The Trust also notes that information regarding the Portfolio distribution arrangements for the Strategic Portfolios currently is disclosed in the sections “Portfolio Services – Buying and

Sonny Oh, Esq.
April 8, 2011

Selling Shares” and “– Additional Information – Compensation to Securities Dealers” of the prospectus for those Portfolios.

16.
Please confirm with the staff whether shares of any fund-of-funds Portfolios are sold to other trusts and, if applicable, the legal basis for such a three tier structure (e.g., the statement of additional information (“SAI”) for the Master Prospectus covers the All Asset and EQ/Franklin Portfolios, and item iii of the second to last paragraph on page 4 of the SAI states that all Portfolios may be sold to other series of the Trust and AXA Premier VIP Trust).

Shares of the Trust’s fund-of-funds Portfolios that rely on the exemption provided by Section 12(d)(1)(G) of the 1940 Act are not sold to other portfolios.  The Trust has revised the disclosure under “Description of the Trust” to clarify that the shares of the Portfolios are sold to other portfolios only to the extent permissible by applicable law.

*           *           *           *

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:   Patricia Louie, Esq.
    William MacGregor, Esq.
    AXA Equitable Life Insurance Company

    Clifford J. Alexander, Esq.
    Andrea Ottomanelli Magovern, Esq.
    Sarah E. Connolly, Esq.
    K&L Gates LLP